EXHIBIT 12
FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands)

	2008	2007	2006	2005	2004
Income (loss) from continuing operations, before taxes	$7,658	$(1,763)	$209	$(1,534)	$(1,886)
Add (deduct):
Fixed charges	36,674	37,181	29,097	20,332	11,173
Capitalized interest	(1,586)	(1,312)	(318)	—	—
Minority interests	236	(56)	7	(109)	(262)

Adjusted earnings	$42,982	$34,050	$28,995	$18,689	$9,025

Fixed charges:
Interest expense	$34,804	$35,587	$28,500	$20,191	$11,091
Rent expense representative of interest factor	284	282	279	141	82
Capitalized interest	1,586	1,312	318	—	—

Total fixed charges	$36,674	$37,181	$29,097	$20,332	$11,173

Ratio of earnings to fixed charges	1.17	—	—	—	—
Deficiency of earnings to fixed charges	$—	$(3,131)	$(102)	$(1,643)	$(2,148)